UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Pardes Biosciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69945Q105
(CUSIP Number)

Dennis Ryan
FS Development Corp. II
900 Larkspur Landing Circle, Suite 150
Larkspur, California 94939
(415) 877-4887

Copy to:

Jeffrey D. Marell
Austin S. Pollet
Luke Jennings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69945Q105	SCHEDULE 13D	Page 2 of 12
1	NAME OF REPORTING PERSON FS Development Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,543,750
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,543,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,543,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%*
14	TYPE OF REPORTING PERSON OO

∗
Percent of class is calculated based on 61,716,745 shares of common stock, par value $0.0001 (the “Common Stock”), of Pardes Biosciences, Inc. (the “Issuer”) outstanding as of May 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 5, 2023 (the “10-Q”).

CUSIP No. 69945Q105	SCHEDULE 13D	Page 3 of 12
1	NAME OF REPORTING PERSON Foresite Capital Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,583,762
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,583,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,583,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.01%*
14	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of May 1, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 4 of 12
1	NAME OF REPORTING PERSON Foresite Capital Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,583,762
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,583,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,583,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.01%*
14	TYPE OF REPORTING PERSON OO

∗	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of May 1, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 5 of 12
1	NAME OF REPORTING PERSON Foresite Capital Opportunity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,773,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,773,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,773,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.22%*
14	TYPE OF REPORTING PERSON PN

∗	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of May 1, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 6 of 12
1	NAME OF REPORTING PERSON Foresite Capital Opportunity Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,773,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,773,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,773,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.22%*
14	TYPE OF REPORTING PERSON OO

∗	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of May 1, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 7 of 12
1	NAME OF REPORTING PERSON James Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,813,146
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,813,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,813,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.24%*
14	TYPE OF REPORTING PERSON IN

∗	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of May 1, 2023, as reported by the Issuer in the 10-Q.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 8 of 12
Explanatory Note:

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D initially filed with the SEC on December 30, 2021 (the “Original Schedule 13D”), as amended by Amendment No.1 filed with the SEC on December 5, 2022 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on April 7, 2023 (“Amendment No. 2”), and Amendment No. 3 filed with the SEC on April 21, 2023 (“Amendment No. 3”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”), that relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pardes Biosciences, Inc. (the “Issuer”), by FS Development Holdings II, LLC (“FSDH II”), Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Management V, LLC (“FCM V LLC”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), Foresite Capital Opportunity Management V, LLC (“FCOM V LLC”) and Dr. James Tananbaum (together with FSDH II, FCF V, FCM V LLC, FCOF V and FCOM V LLC, collectively, the “Reporting Persons”).

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Agreement and Plan of Merger

On July 16, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MediPacific, Inc., a Delaware corporation (“Parent”), and MediPacific Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides for, among other things, (i) the acquisition of the Issuer by Parent through a cash tender offer (the “Offer”) by Merger Sub for all of the Issuer’s outstanding shares of Common Stock for: (A) $2.02 per share of Common Stock (the “Base Price Per Share”), (B) an additional amount of cash of up to $0.17 per share of Common Stock (such amount as finally determined pursuant to the Merger Agreement, the “Additional Price Per Share” and together with the Base Price Per Share, the “Cash Amount”), and (C) one contingent value right (a “CVR”) associated with any future monetization of the Issuer’s antiviral drug development programs and related assets per share (together with the Cash Amount, the “Offer Price”) and (ii) the merger of Merger Sub with and into the Issuer (the “Merger”) with the Issuer surviving the Merger. Subject to the terms of the Merger Agreement and the CVR Agreement (as defined below), the Offer Price will be paid net of any applicable tax withholding and without interest.

Upon the unanimous recommendation of a Special Committee (the “Special Committee”) of the Issuer’s Board of Directors (the “Board”), the Board has determined that the terms of the Offer, the Merger and the other transactions are fair to and in the best interests of the Issuer and the unaffiliated stockholders, approved the execution of the Merger Agreement and, subject to the terms and conditions of the Merger Agreement, recommended that the unaffiliated stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer. Under the Merger Agreement, Parent is required to commence the Offer no later than 10 business days after the date of the Merger Agreement. The Offer will expire at one minute after 11:59 p.m., Eastern time, on the date that is 20 business days following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the SEC.

Pursuant to the terms of the Merger Agreement, as of the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders, (i) each outstanding share of Common Stock of the Issuer (other than any shares of Common Stock held in the treasury of the Issuer, owned, directly or indirectly, by Parent, Merger Sub or any subsidiary of Parent, irrevocably accepted for purchase in the Offer or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, (ii) the vesting of each option to purchase shares of Common Stock from the Issuer (“Company Options”) shall be accelerated and (A) each Company Option that has an exercise price per share that is less than the Cash Amount (each, an “In-the-Money Option”) that is then outstanding will be cancelled and, in exchange therefor, the holder of such cancelled In-the-Money Option will be entitled to receive in consideration of the cancellation of such In-the-Money Option, (1) an amount in cash, without any interest thereon and subject to applicable tax withholding, equal to the product of (x) the total number of shares of Common Stock subject to such In-the-Money Option as of immediately prior to the Effective Time multiplied by (y) the excess of the Cash Amount over the applicable exercise price per share under such In-the-Money Option and (2) one CVR for each share of Common Stock subject thereto and (B) each Company Option that is not an In-the-Money Option will be cancelled for no consideration.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 9 of 12

Pursuant to the terms of the Merger Agreement, prior to the closing time of the Offer (the “Offer Closing Time”), each share of the Issuer’s unvested restricted stock (the “Restricted Shares”) that is then outstanding shall become immediately vested in full. At the Effective Time, each Restricted Share that is then outstanding shall be cancelled and the holder of each such share shall be entitled to receive (i) the Cash Amount, less applicable tax withholding and (ii) one CVR.

Merger Sub’s obligation to accept shares of Common Stock tendered in the Offer is subject to conditions, including: (i) that the number of shares of Common Stock validly tendered and not validly withdrawn, equals at least a majority of all shares of Common Stock then outstanding owned by stockholders unaffiliated with the Parent; (ii) the Issuer’s Closing Net Cash (as defined in and determined in accordance with the Merger Agreement) shall be at least $125.0 million as of the expiration of the Offer; (iii) the accuracy of the Issuer’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect (as defined in the Merger Agreement)), (iv) the Issuer’s performance in all material respects of its obligations under the Merger Agreement and (v) the other conditions set forth in Exhibit A to the Merger Agreement. The obligations of Parent and Merger Sub to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

Following the completion of the Offer, subject to the absence of injunctions or other legal restraints preventing or making illegal the consummation of the Merger, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law, without any additional stockholder approvals. The Merger will be effected as soon as practicable following the time of purchase by Merger Sub of shares of Common Stock validly tendered and not withdrawn in the Offer.

The Merger Agreement contains customary representations and warranties by Parent, Merger Sub and the Issuer. The Merger Agreement also contains customary covenants and agreements, including with respect to the operations of the business of the Issuer between signing and closing.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Issuer’s solicitation of alternative business combination transactions and restricts the Issuer’s ability to furnish non-public information to, or participate in any discussions or negotiations with, any third party with respect to any such alternative business combination transaction, subject to customary exceptions in the event of an acquisition proposal that was not solicited in violation of these restrictions and that the Board or Special Committee determines constitutes or could reasonably be expected to lead to a Superior Company Proposal (as defined in the Merger Agreement).

The Merger Agreement contains customary termination rights for both Parent and Merger Sub, on the one hand, and the Issuer, on the other hand, including, among others, for failure to consummate the Offer on or before December 16, 2023. If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement in connection with the Issuer’s entry into an agreement with respect to a Superior Company Proposal, the Issuer will be required to pay Parent a termination fee of $2.6 million. If Parent terminates the Merger Agreement due to the Issuer having Closing Net Cash of less than $125.0 million, the Issuer will be required to pay to Parent an expense reimbursement fee up to a maximum amount of $1.25 million.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 10 of 12

Parent intends to fund the Offer Price with the Issuer’s net cash at closing as finally determined pursuant to the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto. If the Merger is effected, the Issuer’s Common Stock will be delisted from The Nasdaq Stock Market LLC and the Issuer’s obligation to file periodic reports under the Exchange Act will terminate, and the Issuer will be privately held.

Contingent Value Rights Agreement

At or prior to the Offer Closing Time, the Issuer expects to enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent and a representative, agent and attorney in-fact of the holders of CVRs. Each CVR will represent a contractual right to receive contingent cash payments equal to 80% of net proceeds payable, if any, to Parent, the Issuer or any of their respective affiliates that arise from any license or disposition (each, a “Disposition”) of the Issuer’s assets associated with the Issuer’s antiviral drug development programs and related assets as of the Merger closing date (collectively, the “CVR Products”) which Disposition occurs within five years of the Merger closing date (the “Disposition Period”). In the event that a Disposition of CVR Products does not occur within the Disposition Period and no other contingent payment condition is achieved, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. During the Disposition Period, the Issuer will use commercially reasonable efforts to enter into one or more disposition agreements and effectuate the completion of the transactions contemplated thereby as promptly as practicable, subject to certain limitations set forth therein.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in the Issuer or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is attached as Exhibit C to Exhibit 1 hereto.

Guaranty

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Issuer’s willingness to enter into the Merger Agreement and the CVR Agreement, Foresite Capital Opportunity Fund V, L.P., Foresite Capital Fund V, L.P. and FS Development Holdings II, LLC, affiliates of Parent, have duly executed and delivered to the Issuer a limited guaranty, dated as of the date of the Merger Agreement, in favor of the Issuer and holders of the CVRs, in respect of certain of Parent and the Merger Sub’s obligations arising under, or in connection with, the Merger Agreement and CVR Agreement. The obligations under the limited guaranty are subject to a cap of $7.5 million under the Merger Agreement and $400,000 under the CVR Agreement.

The foregoing description of the terms of the limited guaranty does not purport to be complete and is qualified in its entirety by reference to the complete text of the limited guaranty, which is filed herewith as Exhibit 2.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 11 of 12

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1
Agreement and Plan of Merger between the Issuer, Parent and Merger Sub, dated July 16, 2023 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2023)

2	Limited Guaranty, dated July 16, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2023)

CUSIP No. 69945Q105	SCHEDULE 13D	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2023

FS DEVELOPMENT HOLDINGS II, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL MANAGEMENT V, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC
Its:	General Partner

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

/s/ James B. Tananbaum
Name:	James B. Tananbaum